

INTRAWARE, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

As adopted February 6, 2008

Introduction

This Code of Business Conduct and Ethics (the "Code") covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of Intraware, Inc. (the "Company"). All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company's agents and representatives, including directors and consultants.

Compliance is everyone's business. Ethical business conduct is critical to our business. As an employee, your responsibility is to respect and adhere to these practices. Many of these practices reflect legal or regulatory requirements. Violations of these laws and regulations can create significant liability for you, the Company, its directors, officers, and other employees.

Part of your job and ethical responsibility is to help enforce this Code of Business Conduct and Ethics. You should be alert to possible violations and report possible violations to the Human Resources Director or the Company's General Counsel. An anonymous reporting system is also available through the Intraware, Inc. Non-Retaliation Policy for Employees Who Report Corporate Fraud or Securities Law Violations (the "Whistleblower Policy"). You must cooperate in any internal or external investigations of possible violations. Reprisal, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, of this Code of Business Conduct and Ethics or of any other Company policy, or against any person who is assisting in any investigation or process with respect to such a violation, is prohibited.

This Code is not meant to supersede any existing Company policies or contractual obligations. You are obligated to follow any more detailed policy statements found in your offer letter or employment agreement, the Intraware, Inc. Employee Handbook, the Intraware, Inc. Whistleblower Policy, the Intraware, Inc. Insider Trading Policy, the internal website or other source.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your manager or the Company's General Counsel how to handle the situation. Please report any laws you feel are in conflict with this Code to the Company's General Counsel.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination. *If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code. If you know of a violation of this Code that has already occurred, follow the guidelines described in Section 15 of this Code.*

Nothing in this Code of Business Conduct and Ethics, in any Company policies and procedures, or in other related communications (verbal or written) creates or implies an employment contract or term of employment.

We are committed to continuously reviewing and updating our policies and procedures. Therefore, this Code of Business Conduct and Ethics is subject to modification. The most current version of this Code will be available for review on the Company's intranet (https://intranet.intraware.com) and it is your responsibility to ensure that you comply with the most current version of this Code.

BY YOUR RECEIPT OF THIS DOCUMENT, YOU AGREE TO READ AND COMPLY WITH THIS CODE OF BUSINESS CONDUCT AND ETHICS.

1. General Standards of Conduct

The Company expects all employees, agents, directors and contractors to exercise good judgment to ensure the safety and welfare of employees, agents, directors and contractors and to maintain a cooperative, efficient, positive, harmonious and productive work environment and business organization. These standards apply while working on our premises, at offsite locations where our business is being conducted, at Company-sponsored business and social events, or at any other place where you are a representative of the Company. Employees, agents or contractors who engage in misconduct or whose performance is unsatisfactory may be subject to corrective action, up to and including termination. You should review our Employee Handbook for more detailed information.

In trying to determine whether any given action is appropriate, use the following test. Imagine that the words you are using or the action you are taking is going to be fully disclosed in the media with all the details, including your photo. If you are uncomfortable with the idea of this information being made public, perhaps you should think again about your words or your course of action.

In all cases, if you are unsure about the appropriateness of an event or action, please seek assistance in interpreting the requirements of these practices by contacting the General Counsel or the Human Resources Director.

2. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from managers or other appropriate personnel. If you have a question on a specific law, please contact the Company's General Counsel, even if you are located in a jurisdiction outside of the United States.

3. Conflicts of Interest

A "conflict of interest" exists when a person's private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Examples include:

      (i)   **Employment/Outside Employment**. In consideration of your employment with the Company, you are expected to devote your full attention to the business interests of the Company. You are prohibited from engaging in any activity that interferes with your performance or responsibilities to the Company or is otherwise in conflict with or prejudicial to the Company. Our policies prohibit any employee from accepting simultaneous employment with a Company supplier, customer, developer or competitor, or from taking part in any activity that enhances or supports a competitor's position. More generally, you must not accept or continue employment with any other employer while you are working at least thirty (30) hours per week for the Company without the written consent of the Human Resources

Director. Additionally, you must disclose to the Company any interest that you have that may conflict with the business of the Company. To this end, it is assumed that if you are a full-time employee, any outside employment may conflict with the business of the Company. If you have any questions on this requirement, you should contact your supervisor or the Human Resources Director.

(ii) **Outside Directorships**. It is a conflict of interest to serve as a director of any company that competes with the Company. Although you may serve as a director of a Company supplier, customer, developer, or other business partner, our policy requires that you first obtain approval from the Company's Chief Executive Officer and Chief Financial Officer before accepting a directorship. Any compensation you receive should be commensurate to your responsibilities. Such approval may be conditioned upon the completion of specified actions.

(iii) **Business Interests**. If you are considering investing in a Company customer, supplier, developer or competitor, you must first take great care to ensure that these investments do not compromise your responsibilities to the Company. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; your ability to influence the Company's decisions; your access to confidential information of the Company or of the other company; and the nature of the relationship between the Company and the other company.

(iv) **Related Parties**. As a general rule, you should avoid conducting Company business with a relative or significant other, or with a business in which you, a relative or significant other are associated in any significant role. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships, and in-laws. Significant others include persons living in a spousal (including same sex) or familial fashion with an employee.

If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to the Company's Chief Financial Officer. All related party transactions, including those involving the Company's directors or executive officers, must be reviewed and approved in writing in advance by the Company's Audit Committee. The Company must report all such material related party transactions under applicable accounting rules, Federal securities laws, SEC rules and regulations, and securities market rules. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to the other party.

The Company does not discourage the employment of relatives and significant others generally; however, under no circumstances may an employee report to or supervise a relative or significant other of that employee, nor may they audit each other's work. The purpose of this policy is to prevent the organizational impairment and conflicts that are a likely outcome of the employment of relatives or significant others in a supervisor/subordinate relationship. If a question arises about whether a relationship is covered by this policy, the Human Resources Director is responsible for determining whether an applicant's or transferee's acknowledged relationship is covered by this policy. The Human Resources Director shall advise all affected applicants and transferees of this policy. Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to corrective action, up to and including termination. If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring this to the attention of his/her supervisor. The Company retains the prerogative to separate the individuals at the earliest possible time, either by reassignment or by termination, if necessary.

Conflicts of interest are prohibited as a matter of Company policy, unless approved by the Audit Committee of the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company's General Counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a manager or other appropriate personnel or consult the procedures described in Sections 14 and 15 of this Code.

4. Insider Trading

Employees, officers and directors, in the normal course of business, may come into possession of significant, sensitive information. You are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. Insider trading is a crime, penalized by fines of up to $5,000,000 and 20 years in jail for individuals. In addition, the SEC may seek the imposition of a civil penalty of up to three times the profits made or losses avoided from the trading. Insider traders must also disgorge any profits made, and are often subjected to an injunction against future violations. Finally, insider traders may be subjected to civil liability in private lawsuits. Employers and other controlling persons (including supervisory personnel) are also at risk under U.S. securities laws. Controlling persons may, among other things, face penalties of the greater of $5,000,000 or three times the profits made or losses avoided by the trader if they recklessly fail to take preventive steps to control insider trading. The policies are further described in the Company's Insider Trading Policy. If you have any questions, please consult the Company's General Counsel.

5. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee, officer or director may use corporate property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

6. Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with the Company's customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

To maintain the Company's valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed and manufactured to meet our obligations to customers. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please contact your manager with questions of whether any particular gift is appropriate.

7. Discrimination and Harassment

The diversity of the Company's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Please refer to the applicable portions of the employee handbook for guidance related to personal behavior in the workplace.

8. Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence, weapons and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from intoxication due to drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

9. Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your manager. Rules and guidelines are available from the Accounting Department.

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform to applicable legal requirements; where applicable, to GAAP (United States Generally Accepted Accounting Principles) standards; and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that could be misunderstood. This applies equally to communications as informal as e-mail and as formal as a PowerPoint presentation.

Also, in the event the Company becomes involved in litigation, extra care must be taken with respect to business records and communications, and to the preservation of documentation that could relate to the litigation. If, under these circumstances, you are not sure as to what documents might need to be preserved, or to how to treat business records and communications, please contact the General Counsel.

10. Confidentiality

The Company's confidential information is a valuable asset. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties. The Company's confidential information includes, but is not limited to, product architectures; source codes; product plans and road maps; names and lists of customers, dealers, and employees; and financial information. This information is the property of the Company and may be protected by patent, trademark, copyright and trade secret laws. All confidential information must be used for Company business purposes only. Every employee, agent and contractor must safeguard it. **THIS RESPONSIBILITY INCLUDES NOT DISCLOSING THE COMPANY CONFIDENTIAL INFORMATION, SUCH AS INFORMATION REGARDING THE COMPANY'S PRODUCTS OR BUSINESS, OVER THE INTERNET**. You are also responsible for properly labeling any and all documentation shared with or correspondence sent to the Company's outside counsel as "Attorney-Client Privileged." We must also take special care to handle the confidential information of others responsibly. We handle such confidential information in accordance with our agreements with such third parties.

(i)   **Proprietary Information and Invention Agreement**. When you joined the Company, you signed an agreement to protect and hold confidential the Company's proprietary information. This agreement remains in effect for as long as you work for the Company and after you leave the Company. Under this agreement, you may not disclose the Company's confidential information to anyone or use it to benefit anyone other than the Company without the prior written consent of an authorized Company officer.

(ii)   **Disclosure of Company Confidential Information**. To further the Company's business, from time to time our confidential information may be disclosed to potential business partners. However, such disclosure should never be done without carefully considering its potential benefits and risks. If you determine in consultation with your manager and other appropriate Company management that disclosure of confidential information is necessary, you must then contact the Company's General Counsel or the Chief Financial Officer to ensure that an appropriate written nondisclosure agreement is signed prior to the disclosure. The Company has standard nondisclosure agreements suitable for most disclosures. You must not sign a third party's nondisclosure agreement or accept changes to the Company's standard nondisclosure agreements without review and approval by the Company's General Counsel or the Chief Financial Officer. In addition, all Company materials that contain Company confidential information, including presentations, must be reviewed and approved by the Company's General Counsel or Chief Financial Officer prior to publication or use. Furthermore, any employee publication or publicly made statement that might be perceived or construed as attributable to the Company, made outside the scope of his or her employment with the Company, must be reviewed and approved in writing in advance by the Company's General Counsel or the Chief Financial Officer and must include the Company's standard disclaimer that the publication or statement represents the views of the specific author and not of the Company.

(iii)   **Requests by Regulatory Authorities**. The Company and its employees, agents, directors and contractors must cooperate with appropriate government inquiries and investigations. In this context, however, it is important to protect the legal rights of the Company with respect to its confidential information. All government requests for information, documents or investigative interviews must be referred to the Company's General Counsel or the Chief Financial Officer. No financial information may be disclosed without the prior approval of the Chief Financial Officer.

(iv)   **Company Spokespeople**. For legal and other reasons, the Company restricts who may communicate information to the press and the financial analyst community. All inquiries or calls from the press and financial analysts should be referred to either the Chief Financial Officer or Chief Executive Officer. The policies are further described in the Company's Corporate Communications Policy.

11. Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted. *Employees should note that they have no right to privacy with respect to their use of Company property, including their use of company provided e-mail, phones and portable electronic devices.*

12. Payments to Government Personnel

The US Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company's General Counsel can provide guidance to you in this area.

13. Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers, including the principal financial officer, principal accounting officer or controller, or persons performing similar functions or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

14. Avoiding violations of this Code

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

- Discuss the problem. Discuss the problem with your manager, the General Counsel, the Human Resources Director other appropriate Company personnel. In many cases, these people will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is their responsibility to help solve problems.

- Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

- Report violations. You should promptly report violations or suspected violations of this Code to the General Counsel. Refer to Section 15 below for more information.

15. Reporting Violations

All violations or suspected violations of this Code should be promptly reported to the General Counsel. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. Violations of this Code may also be anonymously reported using the Company's reporting system as described in the Intraware, Inc. Non-Retaliation for Employees Who Report Corporate Fraud or Securities Law Violations (the "Whistleblower Policy"). If you make an anonymous report, please provide as much detail as possible, including copies of any documents that you believe may be relevant to the issue. Employees are expected to cooperate in internal investigations of misconduct.

If your concerns relate to accounting, internal controls or auditing matters, or if the General Counsel is implicated in any violation or suspected violation, you may also contact the chair of the Audit Committee of the Board of Directors. Further details may be found in the Intraware, Inc. Whistleblower Policy.

It is the policy of the Company not to allow retaliation for good faith reports of misconduct by others. Reprisals, threats, retribution, or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code, or other Company policies, or against any person who is assisting in good faith in any investigation or process with respect to such a violation, is prohibited.

16. Investigations

The Board of Directors or its designated committee will be responsible for investigating violations and determining appropriate disciplinary action for matters involving members of the Board of Directors or executive officers. The Board of Directors or its designated committee may designate others to conduct or manage investigations on its behalf and recommend disciplinary action.

Subject to the general authority of the Board of Directors to administer this Code, the Company's General Counsel will be responsible for investigating violations and determining with the Human Resources Director appropriate disciplinary action for other employees, agents directors and contractors. The General Counsel may designate others to conduct or manage investigations on its behalf and recommend disciplinary action. The General Counsel will periodically report any Code violations and the corrective actions taken to the Board of Directors or its designated committee. The Board of Directors reserves the right to investigate violations and determine appropriate disciplinary action on its own or to designate others to do so in place of, or in addition to, the General Counsel.

The Company will promptly investigate any suspected violations. If it is determined that evidence of a violation exists, the individual subject to investigation will be notified. The subject of an investigation will have an opportunity to respond to any allegations made against him or her. A person suspected of violating the Code may be suspended with or without pay while an investigation is conducted. The Company will follow local grievance procedures in jurisdictions where such procedures apply.

17. Disciplinary Action

The Company will take appropriate action against any employee, agent, director or contractor whose actions are found to violate the Code. Disciplinary actions may include, at the Company's sole discretion, oral or written reprimand, suspension, or immediate termination of employment or business relationship, or any other disciplinary action or combination of disciplinary actions as deemed appropriate to the circumstances. A record of the disciplinary action will be retained in the employee's personnel file.

In determining what disciplinary action is appropriate in a particular case, the Company will take into account all relevant information, including the nature and severity of the violation, any history of warnings and violations, whether the violation appears to have been intentional or inadvertent, and whether the violator reported his or her own misconduct. The Company will strive to enforce the Code in a consistent manner while accounting for all relevant information. An alleged violator may make a written request for reconsideration within 14 days of notification of the final disciplinary decision.

Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Certain violations of this Code may also be subject to civil or criminal prosecution by governmental authorities and others. Where laws have been violated, the Company will report violators to the appropriate authorities.